

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

June 14, 2006

<u>Via Mail and Fax</u>

Mr. Rami S. Ramadan
President, Chief Executive Officer and Chief Financial Officer
Trans World Corporation
545 Fifth Avenue, Suite 940
New York, NY 10017

> **RE:** **Trans World Corporation**
> **Form 10-KSB: For the Year Ended December 31, 2005**
> **File Number: 000-25244**

Dear Mr. Ramadan:

We have reviewed your correspondence dated May 11, 2006 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Additionally, we ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Response Letter Dated May 11, 2006

1. Refer to your response to our prior comment number 2. Although we note that the adjustments (changes) to your goodwill balance is solely attributable to foreign currency translation adjustments, the guidance in paragraph 45(c) of SFAS 142 requires disclosures of the changes in goodwill from period to period, preferably in tabular format as provided in Appendix C of this accounting standard. Please confirm to us that you will provide this disclosure in future filings.

2. Refer to your response to our prior comment number 3. Please confirm to us that you will disclose in future filings for each year presented in the statement of operations the rental expense incurred for leased slot machines for which rent is based on a percentage of revenue. If you believe this disclosure is not necessary, tell us in detail

the basis for your belief and the guidance upon which you rely in support of your position.

3. Refer to your response to our prior comment number 4. Please note that the requirement to provide certifications pursuant to Item 601 of Regulation S-B to which you refer is separate and distinct from the requirement of Item 8A of Form 10-KSB to provide disclosure in regard to controls and procedures pursuant to Item 307 of Regulation S-B. Moreover, the certifications do not state the conclusion(s) of the certifying officer(s) as to the effectiveness of the disclosure controls and procedures, whereas disclosure of such conclusion as of the end of the period covered by the applicable report is required by Item 307. Accordingly, we repeat our prior comment to represent to us, if true, that your chief executive officer/chief financial officer concluded at December 31, 2005 that disclosure controls and procedures were effective. If not true, amend and refile your filing to add disclosure that clearly discusses the limitations on the effectiveness conclusion and what, if any, impact this had on your financial statements and your efforts to remediate the circumstances. Further, include disclosure on controls and procedures in your future Form 10-KSB's filed.

4. Refer to your response to our prior comment number 5. We note the economic characteristics you cite as similar for each casino. We additionally note the following:
    a) two of your casinos (Ceska Kubice and Rozvadov) are along the German border that are directed primarily to attracting German patrons and the other two (Route 55 and Route 59) are along the Austrian border that are directed primarily to attracting Austrian patrons;
    b) based on your disclosures, it appears the German border casinos are subject to more competition from other casinos than your Austrian border casinos;
    c) based on your disclosures, it appears that each casino has a different "drop per head" and "win percentage gain," which may be the result of differing economic factors for each; and
    d) the Route 55 casino has been operating for only a year through December 31, 2005.

    In this regard, it remains unclear why you believe that all of your casinos share similar economic characteristics sufficient to assess goodwill impairment on solely a one reporting unit basis. In addition, we believe that different or diverse geographic locations (areas) can provide for dissimilar economic characteristics. Accordingly, please expand your response to explain to us clearly and in detail how specific economic characteristics have been similar historically. Provide us with a schedule that shows for each casino over the last three fiscal years the drop per head, win percentage gain, gross profit margin (defined as income from operations divided by revenues), and any other operating statistic or economic factor that may be relevant.

5. We note from your website that it appears that goodwill is attributed to the casinos that were acquired in 1999. Accordingly, it appears that goodwill would be allocated between the two German border casinos, as the Austrian border casinos were later developed by you. If this is true, tell us what your conclusions would be in regard to an evaluation of goodwill impairment on this basis.

You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief